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                              January 7, 2022

       Ren Yong
       Chief Executive Officer
       Puyi Inc.
       42F, Pearl River Tower
       No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe
       Guangzhou, Guangdong, Province
       People's Republic of China

                                                        Re: Puyi Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed December 23,
2021
                                                            File No. 333-261063

       Dear Mr. Yong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2021 letter.

       Amendment No. 1 to Form F-3 filed December 23, 2021

       Cover Page

   1. We note your response to prior comment 1 and reissue in part. Your disclosure should acknowledge that
Chinese regulatory authorities could disallow this structure, which would likely result in
a material change in your operations and/or value of your securities, including that it could
cause the value of such securities to significantly decline or become worthless.
 Ren Yong
Puyi Inc.
January 7, 2022
Page 2
2. We note your response to prior comment 2 and reissue. While your cover page discusses the risks of "doing business" in China, please prominently disclose the legal and operational risks associated with being based in or having the
majority of the company   s
         operations in China. Your cover page disclosure should also address how recent
         statements and regulatory actions by China   s government, such as
those related to the use
         of variable interest entities and data security or anti-monopoly concerns, have or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.
Permission Required from the PRC Authorities for Our Operation and This Offering, page 10

3. We note your response to prior comment 4 and reissue in part. We note your disclosure that you are not required to obtain any permission from Chinese authorities to offer securities to foreign investors. Please revise to expand your disclosure to explain what the consequences may be if you later find out that you needed permission from PRC authorities to conduct the offering or list outside of China.
Effect of Holding Foreign Companies Accountable Act, page 14

4. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Trading in our securities may be prohibited under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation, page 18

5. We note your disclosure that the SEC adopted final amendments to its rules implementing the HFCAA on December 2, 2021. Update your disclosure to reflect that, pursuant to the
         HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
Index to Exhibits, page II-3

6. We note your response to prior comment 11 and reissue in part. Please list a statement of eligibility of trustee for the indenture as an Exhibit 25 to your registration statement. Since it appears you plan to designate the trustees on a delayed basis, as
FirstName LastNameRen Yong
       permitted by Section 305(b)(2) of the Trust Indenture Act, please indicate that you will
Comapany    NamePuyi
       separately        Inc.Form T-1 under the electronic form type "305B2" in
the notes to the
                   file the
Januaryindex.
         7, 2022 Page 2
FirstName LastName
 Ren Yong
FirstName
Puyi Inc. LastNameRen Yong
Comapany
January    NamePuyi Inc.
        7, 2022
January
Page 3 7, 2022 Page 3
FirstName LastName
       You may contact John Stickel at 202-551-3324 or Sonia Bednarowski at 202-551-3666 if
you have questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance